Exhibit 99.10

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Minera Andes Inc. (the “Corporation”) on Form 40-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Henry A. John, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: July 30, 2009

By:/s/  Henry A. John

      Henry A. John

      Chief Financial Officer

A signed original of this written statement required by Rule 13a- 14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 has been provided to Minera Andes, Inc. and will be retained by Minera Andes, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 40F to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Form 40-F), irrespective of any general incorporation language contained in such filing.